Exhibit 17.1

From: Gary Evans

To: Jerry Englert

Subject: BofI - off board to pursue other directorships - accepted

Hi Jerry

The turmoil in banking today is very similar to what we saw in the 1980s and many banks are having significant financial difficulty that is becoming more serious daily. Some banks/boards are approaching regulatory actions and some are near failing capital requirements, or in any event, boards are facing problems that they have never seen.

By making myself available as a director for other banks, there is an opportunity for me to help the banking system, make BofI look good with regulators and personally earn director fees. A directorship will not interfere with my tasks at BofI. I am seldom out of the office and any time spent out of the office on this will be workable.

To accomplish this, make it easier for compliance with Bank regulations, and as you agreed, I will tender my board resignation with BofI, so that I can pursue other bank board positions. I believe that Greg would like to take my place on the BofI board.

As you pointed out, another benefit to BofI is that I may learn of opportunities that will be attractive to BofI. I will keep my eyes and ears open.

Gary

Gary Lewis Evans

President

Gary@BankofInternet.com

858.350.6213

BankofInternet.com